Filed by CNL Restaurant Properties, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Commission File No: 001-15581

Subject Company: CNL Restaurant Properties, Inc.

The attached materials were provided to investor relations personnel to assist with inquiries on August 9, 2004 by CNL Restaurant Properties, Inc.

Talking Points

Certain statements made herein may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements generally are characterized by the use of terms such as “believe,” “expect” and “may.” Although we believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, actual results and, in particular, results relating to the proposed mergers involving U.S. Restaurant Properties, Inc., CNL Restaurant Properties, Inc. and the 18 CNL Income Funds, could differ materially from those set forth in the forward-looking statements. In particular, the following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: failure of the stockholders or limited partners to approve the mergers and the risk that the businesses of the companies will not be integrated successfully.

We ask that you refer to the cautionary information language in the annual report on Form 10-K for year ended December 31, 2003 of CNL Restaurant Properties, Inc., which discusses other factors that might cause such a difference.

1.	This transaction is a compelling strategic opportunity that will create the leading restaurant real estate and financial services company in the U.S., with the unique capability to offer major restaurant chains both real estate services and financing for strategic transactions.

•	The combined company, which will operate under the CNL Restaurant Properties name, will own 1,900 properties and have financial interests in a total of approximately 3,000 properties in 49 states. With $2.5 billion in total assets, it will have the scale, financial resources and operating flexibility to capitalize on major investment and financing opportunities in one of America’s largest industries.

•	The new company will provide a unique platform offering access to a variety of capital resources for new development, acquisition, divestiture, diversification or recapitalization of restaurant real estate.

•	With increased brand, tenant and geographic diversification, the combined portfolio will be the largest restaurant REIT in the United States, and offer a “one stop” combination of real estate services and financing capacity.

•	With its enhanced size and scale, the company will have the unparalleled capacity to provide large and sophisticated transactions to the major restaurant chains.

•	These companies emerged from the volatility in the industry in 1999-2002 – when many competitors went out of business – as the clear leaders in restaurant real estate, which underscores the strength and durability of their strategic approach.

•	The combined company’s main lines of business will include sale/leaseback financing, property management, lease and loan servicing, mergers and acquisitions advisory services, investment and merchant banking, real estate development and 1031 exchange programs.

•	It will be the leading provider of triple-net lease financing to the restaurant industry, providing consistent capital at competitive rates with all the benefits of off-balance sheet financing.

•	With an increased ability to source assets for the 1031 program from the combined company, the new company will offer investors interested in restaurant real estate the industry’s most substantial and diverse stable of properties.

•	There has been a groundswell of M&A activity in the restaurant sector in recent months, and as one of the most active boutique M&A firms serving the industry, the combined company will have the experience, capital and scale to capitalize on this activity.

•	The combined company will also offer a broad array of complementary financial services such as portfolio lending and treasury and cash management.

•	It brings together the extensive and complementary holdings of U.S. Restaurant Properties, CNL Restaurant Properties, and 18 CNL Income Funds.

•	The well-diversified, high quality portfolio will include some of nation’s best-known restaurant brands, including Applebee’s, Arby’s, Bennigan’s, Burger King, Golden Corral, IHOP, Jack in the Box, KFC, Pizza Hut, TGI Friday’s and Wendy’s.

2.	The transactions will generate significant operating synergies through the leveraging of the existing CNL Restaurant Properties’ management team over a larger operating base, elimination of redundancies in operations, and reduction of overall financing expenses.

•	The new company will be run by the current president and CEO of CNL Restaurant Properties, Curtis McWilliams, and will be headquartered in Orlando, with Bob Stetson of U.S. Restaurant Properties continuing to serve on the board of directors.

•	The new management from CNL Restaurant Properties will apply time-tested processes to create value by methodically identifying the highest and best use of every property in the U.S. Restaurant Properties portfolio.

•	In addition, the former U.S. Restaurant Properties will now have the benefit of CNL Restaurant Properties’ extensive nationwide sales force.

3.	Shareholders will benefit from greatly improved access to the public capital markets, as well as an enhanced ability — due to increased scale, financial strength and operating flexibility — to capitalize on additional opportunities as they arise.

•	To investors, we are offering an income stream associated with well- located and diversified real estate properties, as well as the opportunity to participate in the growth of the company as we expand our financial services business.

•	Our increased size and shareholder base gives us much greater access to the capital markets.

•	With this expanded access to capital, the combined company will be uniquely positioned to capitalize on numerous investment and advisory opportunities in the restaurant sector.

•	The combined company will have the experience, capital and scale to capitalize on the recent groundswell of M&A activity in the restaurant sector.

•	We expect to see more public restaurants monetize real estate on their balance sheets as they focus on return on invested capital.

•	As a publicly traded company, the new company will have the liquid security it needs to approach restaurant operators looking to monetize real estate on their balance sheets.

•	The transactions are expected to be accretive to FFO, net income, and cash available for distribution (CAD) within the first year following the closing.

•	The combined portfolio will also reduce U.S. Restaurant Properties’ exposure to convenience store and gas station properties.

•	This transaction will create an industry powerhouse that will have the scale, financial resources and experience to take full advantage of growth opportunities created by a rebounding economy.

4.	The outlook for the restaurant industry is positive, with demographic trends and an improved economic environment working in the industry’s favor.

•	Younger Americans see ‘dining out’ as an integral part of their lives, and the National Restaurant Association projects that 53 percent of every food dollar will be spent on restaurants by 2010.

•	The $440 billion restaurant industry, which is America’s largest private sector employer and represents about five percent of U.S. GDP, forecasts 5.2 percent annual growth through 2006.

•	The new company will also benefit from future sector growth through its role as the leading provider of financing to the restaurant industry.

5.	Terms of the transaction:

•	Under the terms of the transaction, CNL Restaurant Properties, Inc. will merge with and into U.S. Restaurant Properties, Inc.

•	Pursuant to merger agreements between each CNL Income Fund and U.S. Restaurant Properties, each CNL Income Fund will merge with a separate wholly owned subsidiary of U.S. Restaurant Properties’ operating partnership.

•	CNL Restaurant Properties shareholders will receive 0.7742 shares of U.S. Restaurant Properties common stock and 0.16 shares of newly issued U.S. Restaurant Properties 7.5% Series C Redeemable Convertible Preferred Stock for each share of CNL Restaurant Properties common stock held. The 7.5% Series C Redeemable Convertible Preferred Stock has a conversion price of $19.50 per share and a liquidation value of $25 per share.

•	CNL Income Fund investors will receive total consideration of approximately $540 million, assuming all CNL Income Funds participate, of which approximately $450 million will be cash, the balance made up of newly issued U.S. Restaurant Properties Series A Convertible Preferred Stock.

•	The combined company will continue to trade on the NYSE.

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This communication is not a solicitation of a proxy or consent from any security holder of U.S. Restaurant Properties, Inc., CNL Restaurant Properties, Inc. or the 18 CNL Income Funds, and U.S. Restaurant Properties, Inc., CNL Restaurant Properties, Inc. and the 18 CNL Income Funds will be filing with the Securities and Exchange Commission a joint prospectus/proxy statement to be mailed to security holders and other relevant documents concerning the planned mergers involving U.S. Restaurant Properties, Inc., CNL Restaurant Properties, Inc. and the 18 CNL Income Funds. WE URGE INVESTORS TO READ THE JOINT PROSPECTUS/PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov. In addition, documents filed with the SEC by U.S. Restaurant Properties, Inc. will be available free of charge from U.S. Restaurant Properties, Inc. Investor Relations, 12240 Inwood Road, Suite 300, Dallas, TX 75244. Documents filed with the SEC by CNL Restaurant Properties, Inc. and the 18 CNL Income Funds will be available free of charge from CNL Investor Relations, 450 South Orange Avenue, Orlando, FL 32801.

The respective directors and executive officers of U.S. Restaurant Properties, Inc. and CNL Restaurant Properties and the general partners of the 18 CNL Income Funds and other persons may be deemed to be participants in the solicitation of proxies or consents in respect of the proposed mergers. Information regarding U.S. Restaurant Properties, Inc.’s directors and executive officers is available in its proxy statement filed with the SEC by U.S. Restaurant Properties, Inc. on April 19, 2004, and information regarding CNL Restaurant Properties, Inc.’s directors and executive officers is available in its proxy statement filed with the SEC by CNL Restaurant Properties, Inc. on April 7, 2004. Information relating to the 18 CNL Income Funds’ general partners is available in the annual report on Form 10-K filed with the SEC by each of the 18 CNL Income Funds in March 2004. Other information regarding the participants in the proxy or consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the joint prospectus/proxy statement and other relevant materials to be filed with the SEC when they become available.